

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2011

Via E-mail
Peter Klamka
Chief Executive Officer
Solar Acquisition Corp.
215 Dino Drive
Ann Arbor, MI 48103

> **Re:** **Solar Acquisition Corp.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed May 12, 2010**
> **Form 10-K/A for the year ended December 31, 2009**
> **Filed September 20, 2010**
> **Form 10-K/A for the year ended December 31, 2009**
> **Filed October 13, 2010**
> **Form 10-Q for the quarter ended March 31, 2010**
> **Filed May 14, 2010**
> **Form 10-Q for the quarter ended June 30, 2010**
> **Filed August 23, 2010**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2010**
> **Filed November 19, 2010**
> **Form 8-K/A filed January 25, 2011**
> **Form 8-K filed April 13, 2011**
> **Form 8-K/A filed October 17, 2011**
> **File No. 001-34438**

Dear Mr. Klamka:

　　We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　/s/ Jennifer Thompson

　　　　　　　　　　　　　Jennifer Thompson
　　　　　　　　　　　　　Accounting Branch Chief